JONES DAY
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309-3053
October 11, 2005
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sprint Nextel Corporation Registration Statement on Form S-3
Ladies and Gentlemen:
     On behalf of Sprint Nextel Corporation, a Kansas corporation (the “Company”), attached for filing with the Securities and Exchange Commission (the “Commission”) is a registration statement on Form S-3 (the “Registration Statement”) relating to the registration of the Company’s guarantees of certain debt securities issued by its subsidiary, US Unwired Inc.
     The filing fee of $42,372 was wired on October 11, 2005 to the Commission’s account at Mellon Bank, Pittsburgh, Pennsylvania.
     The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934. Pursuant to Rule 461 under the Securities Act of 1933, the Company intends to make an oral request for acceleration of the effectiveness of the Registration Statement.
     Please contact the undersigned at (404) 581-8255 if you have any questions concerning the filing.
Very truly yours,
/s/ LISA A. STATER
Lisa Anne Stater
Attachments
cc: Leonard J. Kennedy, Esq.